(d)(17)(v)

March 1, 2019

Voya Mutual Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitation Recoupment

Ladies and Gentlemen:

Voya Investments, LLC (“VIL”) and Voya Mutual Funds (“VMF”) have entered into the Expense Limitation Agreement, dated January 1, 2016 (the “ELA”).  The ELA provides that VIL will limit the expense ratios of Voya International High Dividend Low Volatility Fund (formerly, Voya Global High Dividend Low Volatility Fund) (“High Dividend Fund” or the “Fund”) through waivers of advisory fees and reimbursements of expenses.  The expense limits were increased on March 1, 2019 with respect to High Dividend Fund (the “ELA Amendment Date”).

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any investment advisory fees, or made any payments pursuant to Section 1.4 of the ELA, relating to the 36 months preceding any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from High Dividend Fund if, among other things, on the Calculation Date the “aggregate Term to date Fund Operating Expenses” of a class of the Fund are less than that day’s “Pro-Rated Expense Cap” (as each such term is defined under the ELA) for that class.

By VIL’s execution of this letter agreement, VIL agrees that, beginning on the applicable ELA Amendment Date for High Dividend Fund’s Class A shares, Class I shares, and Class T shares, as applicable, VIL’s right to recoupment under the ELA with respect to High Dividend Fund will be modified to reflect increases to the Fund’s expense limits implemented on the ELA Amendment Date.  The modification is as follows:

If, on any Calculation Date, the aggregate Term to Date Fund Operating Expenses for any class of the Fund are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to the Fund during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, VIL waives its right to recoupment for amounts paid that are attributable to the difference between:  (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Fund prior to the ELA Amendment Date.  VMF acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

This letter agreement shall terminate upon termination of the ELA.  Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VMF.

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Please indicate your agreement to this Agreement by executing below in the place indicated.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Mutual Funds